Mail Stop 6010

August 17, 2006

Patrick J. McEnany
Chief Executive Officer
Catalyst Pharmaceutical Partners, Inc.
220 Miracle Mile, Suite 234
Coral Gables, Florida 33134

      Re: Catalyst Pharmaceutical Partners, Inc.
             Registration Statement on Form S-1
             Filed July 25, 2006
             File No. 333-136039

Dear Mr. McEnany:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM S-1</u>

<u>Comments Applicable to the Entire Prospectus</u>

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

General

5. Please provide a current signed and dated consent from your independent accountants in the amendment for which effectiveness will be requested

Prospectus Summary, page 1

6. Throughout the document, including your Business section, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect your products to compete. Please provide us with copies of the sources in which you obtained the statistical and other figures. These copies should be marked to indicate the information supporting your statements.

7. We note your disclosure of the results of your clinical trials throughout this section and in your Business section. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

8. You indicate that you intend a merger with your predecessor Catalyst Pharmaceutical Partners a Florida company incorporated in 2002 prior to the completion of the offering where you will succeed to all of its assets, liabilities, rights and operations. Please indicate specifically when this merger will occur in an appropriate section of your document. Please also explain why you and not your predecessor proceeded with this IPO? You should provide similar information in your Business section.

9. You also indicate that you intend to reincorporate in Delaware in the near future. Please indicate when you expect the reincorporation will occur in an appropriate section of your document.

10. You indicate in this section that you intend to commence a Phase II study during the fourth quarter of 2006 for the treatment of cocaine addiction which may

provide potential efficacy data supporting the filing of an NDA. Please provide additional disclosure regarding the possible necessity of you having to conduct at least one Phase III trial. If you do not believe you will need to conduct a Phase III trial, please disclose your basis for that belief and any process you will have to undergo or conditions you would have to satisfy to avoid the necessity of a Phase III trial.

11. We note the disclosure you make regarding your ongoing 100 patient study for cocaine addiction and 10 patient study related to reduction of cocaine cravings. Please explain briefly why these studies are being conducted and what phase these studies belong to, if any, and what the studies are designed to show. You should also provide more detailed disclosure on page 43.

12. We also note disclosure you make regarding the observed results of two open label pilot studies you completed in Mexico during 2003 and 2004. You should relocate these results to page 44 where you can also put them in context by disclosing whether the results have been subject to any type of statistical analysis and, if so, whether the results of trial were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed.

Our Business Strategy, page 4

13. We note your summary of the primary goals for your company for the future. Please balance the discussion of your strategy in the summary with a discussion of obstacles and risks in implementing the stated goals.

Risks Affecting Our Business, page 5

14. Please revise the embedded list of risks in bullet format.

The Offering, page 6

15. We note the disclosure you have in the "Use of Proceeds" section. Please revise the embedded list setting forth the net proceeds purposes in bullet point format.

Summary Financial Data, page 6

16. Please present pro forma net loss per share for the year ended calculated as if all the convertible preferred stock were converted into common stock as of the beginning of the year ended December 31, 2005 or from their respective date of issuance, if issued after the beginning of the year. Please make similar changes to you presentation of Selected Financial Data on page 29.

Risk Factors, page 9

17. Please delete the statement "Additional risks and uncertainties not currently known to us or that we currently do not deem material may also become important factors that may materially and adversely affect our business." It is not appropriate to refer to other risks that are not disclosed.

18. You indicate on page 35 of your Business section that if you are unable to generate a sufficient amount of revenue to finance your future operations, product development and regulatory plans, you may seek to raise additional funds through public or private equity offerings, debt financings, capital lease transactions, corporate collaborations or other means. You indicate that any sale of additional equity or convertible debt securities could result in dilution to your stockholders. Please consider discussing the dilution risks you may face in a new separate risk factor. To the extent you do not believe a separate risk factor is necessary, please provide us with a detailed explanation as to why no separate risk factor discussion is warranted.

19. Additionally, please consider adding a risk factor discussing your need to raise additional financing in the future beyond what you intend to raise in the public offering, and the consequences to your operations if you are not able to raise the additional financing. If you decide to include this risk factor, please place this risk factor discussion in close proximity to the risk factor discussion regarding the dilution consequences of you raising additional financing. If you do not believe a separate risk factor is necessary, please provide us with a detailed explanation as why no separate risk factor discussion is warranted.

20. You also indicate on page 35 of your Business section that to the extent you raise additional funds through collaborative arrangements, it may be necessary to relinquish some rights to your technologies or grant sublicenses not on terms favorable to you. Please consider discussing these risks in a new separate risk factor. To the extent you do not believe a separate risk factor is necessary, please provide us with a detailed explanation as to why no separate risk factor discussion is warranted.

"We are a developmental stage company whose limited operating history . . . .," page 9

21. Please revise this risk factor heading to indicate that your company has no products available nor have you ever had any products available for commercial sale.

22. This risk factor appears to be focused on the difficulties with evaluating your future performance based on your limited operating history. In that regard, please remove your discussion relating to risks associated with your ability to manage

future growth to the risk factor entitled "We may encounter difficulties in managing our growth, which would adversely affect our results of operations" on page 12.

"We are subject to product development risks, page 9
"We have not received regulatory approval in the United States or any . . . .," page 16
"If our non-clinical or clinical trials are unsuccessful or significantly . . . .," page 17
"If the FDA does not accept an NDA from us based on the results . . . .," page 18

23. The above referenced risk factors all appear to contain overlapping disclosures and numerous risks that warrant separate discussion. Please revise all of the above referenced risk factors to eliminate all redundant disclosure. Additionally, please revise these risk factors so that each risk factor contains a header and risk factor discussion that addresses only one risk and the consequences that could result from that risk.

"We rely on third parties to conduct our clinical trials, and if they do not . . . .," page 11

24. Please indicate if you have alternative means available if your relationship with the academic institutions, corporate partners or any of the other third parties terminate. If any of these parties will be difficult to replace or will cause delays in receiving regulatory approval, identify the party and file any agreements with these parties as exhibits.

"We will need to develop marketing, distribution and production . . . .," page 12

25. Please identify the manufacturer that you have entered into the production of CPP-109 for use in your U.S. Phase II trial as well as if you are successful in obtaining FDA approval to commercialize this product. Please also describe the material terms of the agreement you have in your Business section and file the agreement as an exhibit. If you did not believe the agreement is material to you and therefore not required to be filed, please provide us with a detailed explanation as to why the agreement is not material to you.

"Our business is subject to substantial competition," page 12

26. If you are aware of any specific competition, products in development or new products that your competitors provide or will soon provide, disclose these competitive threats and the potential impact of these products or product introductions on your business. Also, you should consider naming your most relevant competitors whose business activities could have a material adverse effect on your prospects or business going forward. If there are too many competitors to name, please disclose the approximate number of competitors in your target markets.

<u>"We have no experience as a public company, and the obligations . . . .," page 13</u>

27. You indicate that you have a "very small accounting department." Please quantify how many employees you have in this department.

<u>"We are dependent on our relationship and license agreement with . . . .," page 14</u>

28. Please describe your patents for any key products and the expiration date of such patents.

29. You discuss risks associated with your academic collaborators having certain rights to publish data and information in which you have rights. In a separate new risk factor, please discuss the risks and consequences associated with you possibly losing proprietary position as a result of your academic collaborators having certain publishing rights to the data obtained from clinical studies. If you do not believe a separate risk factor discussion is warranted, please provide us with a detailed explanation as to why no separate risk factor discussion is needed.

<u>"We may incur substantial costs as a result of litigation or other . . . .," page 15</u>

30. Please disclose who has the obligations to take necessary actions to protect patents under your license agreements with respect to your patents that you received from your license agreement with Brookhaven. If you do not have the obligation to take action, do you have the right to take necessary actions if the Brookhaven does not?

31. Please indicate when Ovation Pharmaceuticals announced its intention to seek to develop its Sabril brand, a formulation of vigabatrin, for the treatment of cocaine addition.

<u>"If our non-clinical or clinical trials are unsuccessful or significantly . . . .," page 17</u>

32. You indicate that you may experience difficulties in enrolling patients in your clinical trials. To the extent you have experienced difficulties in enrolling patients in the past, please revise your disclosure to briefly explain the difficulties you experienced and the impact it made on your studies or research project.

<u>"We have not conducted any non-clinical testing for CPP-109 and we are . . . .," page 18</u>

33. Please define what carcinogenicity studies mean.

<u>"If the FDA does not accept an NDA from us based on the results of our . . . .," page 18</u>

34. This risk factor appear to be discussing two risks; one is the risk of not being

granted accelerated approval and other is the risk of being granted accelerated approval and being required to do post-marketing studies. Each risk factor discussion should only contain discussion related to one risk and the consequences stemming from it. Please remove your discussion regarding the potential risks related to your post-marketing studies to the risk factor entitled "Post-approval marketing of our products will be subject to substantial governmental regulation" on page 19.

"We are effectively controlled by our Chairman and Chief Executive Officer," page 20

35. Please indicate how many shares Mr. McEnany will own after the offering.

"You will experience immediate and substantial dilution as a result of this . . . .," page 21

36. Please revise this risk factor to explain that investors who purchase shares will:

- Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
- Contribute ___% of the total amount to fund the company but will own only ___% of the outstanding share capital and ___% of the voting rights.

"Future sales of our common stock may cause our stock price to . . . .," page 22

37. Please indicate how many shares of your common stock will be available immediately for sale after the offering.

38. Please indicate that some of your shares will be subject to lock-up agreements, which are generally for a 180 day period.

39. You indicate that you intend to register all common stock that you may issue under your 2006 stock option plan as well as stock options previously issued.

"We do not intend to pay cash dividends on our common stock in . . . .," page 22

40. Please be advised that so far as the risk to investors is concerned, this risk states that you will not pay dividends, which is not a risk by itself to investors. Clearly state that readers should not rely on an investment in your company if they require dividend income and an income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Use of Proceeds, page 24

41. You disclose that you intend to use the proceeds to being clinical studies of CPP-109 for methamphetamine addiction, nicotine additional and European studies. Please state the estimated total cost of the methamphetamine and nicotine studies and where you plan to obtain the additional expected sources of funding to compete each of those studies.

42. We note the disclosure you provide in the first three bullet points in this section. Please revise your disclosure to clarify, if true, that these amounts will complete the studies or activities set forth in the bullets.

43. Please describe which "general corporate purposes" you plan to use the proceeds from this offering for. State an approximate dollar amount for each.

Capitalization, page 26

44. Please remove the effect of the automatic conversion of the Series A preferred stock from your presentation of "actual" capitalization. It would appear that this effect would be more appropriately included in the "Pro forma" basis of presentation.

Dilution, page 27

45. Please revise to disclose historical net tangible book value and related per share amounts as of the most recent historical balance sheet date. Please show a separate line into in your dilution table for the effects of all conversions of preferred stock subsequent to the balance sheet date.

Management's Discussion and Analysis of Financial Condition, page 30
Stock-based compensation, page 31

46. Please tell us and revise your disclosure to clarify apparent contradictory statements regarding your accounting for employee share-based payments. It appears that you state that you account for these transactions both under the estimated fair value method and the intrinsic value method.

Contractual Obligations, page 35

47. Please provide to us management's assessment as to why the payments associated with the license agreement with Brookhaven and the agreement with Pharmaceuticals International, Inc. were excluded from the table of contractual obligations. Please refer to Item 303(a)(5) of Regulation S-K. Please include explanatory footnotes to this table as necessary to provide pertinent data for an

understanding of the timing and amount of your specified contractual obligations as well as those obligations that have been excluded from this table. Please refer to Financial Reporting Release 72, section IV.

Our Business, page 37

48. To the extent applicable, please include information about compliance with environmental laws, as required by Item 101(c)(1)(xii) of Regulation S-K. Additionally, if you are subject to any environmental laws, please consider adding a risk factor discussing the risks and consequences of activities dealing with any environmentally hazardous materials. If you are not subject to any environmental laws, please briefly explain to us why you are not subject to such laws.

Overview, page 37

49. You also indicate that you intend to conduct clinical trials for cocaine addiction in Mexico, which you anticipate will being in the third quarter of 2006. Please revise to clarify the extent to which the FDA will allow you to rely on the results of these trials in support of a new drug application. If the FDA requires that you perform additional testing or is likely to disregard any of these studies, please revise to disclose.

50. We note your discussion of your Fast Track status by the FDA for your CPP-109 product. Please revise your disclosure to clarify that the Fast Track status does not mean you may eliminate any phases of clinical study. Please also state how the Fast Track status facilitates the drug development and regulatory review process. We note you have provided the disclosure related to how the Fast Track status facilitates the drug development and regulatory review process in the regulatory section of your document.

Our Clinical Research, page 42

51. We note your disclosure in this section as well as throughout your document regarding the safety aspect related to the potential side effects of VFDs and the use of vigabatrin. Please indicate whether any Phase I studies were conducted by you. If not, please revise your disclosure to explain why no Phase I was required.

Pilot Studies, page 43

52. We note your disclosure in this section where you provide the results of earlier or completed studies as well as observed effects from these studies. Please disclose whether the results have been subject to any type of statistical analysis and, if so, whether the results of the trial were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed.

Brookhaven License Agreement, page 46

53. Please disclose the amounts you have made or incurred to date under agreement with Brookhaven.

Manufacturing, Marketing and Reimbursement, page 47

54. You indicate that since the composition of matter patent for vigabatrin has expired, you are free to manufacture CPP-109 subject to the receipt of necessary regulatory approvals. Please explain what regulatory approvals you will need to manufacture CPP-109 or what your manufacturers will need to comply with in order to produce vigabatrin.

Current and historic compensation paid to executives and consultants, page 57

55. Please provide in tabular format the executive compensation information required by Item 402(b) of Regulation S-K in addition to the narrative information you have provided regarding executive compensation.

56. Please file each consulting agreement you have with your members of your scientific board. Please also provide the material terms of each such agreement. If you do not believe these agreements are material to you and therefore, not required to be filed, please provide us with a detailed explanation as to why they are not material.

Notice to Investors, page 73

57. Please identify each member state of the European Economic Area.

Exhibits

58. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.

Signature Page

59. Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

Financial Statements
Statements of Operations, page F-4

60. Please revise your income statement presentation to classify non-cash compensation in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14.F.

Notes to Financial Statements
2. Basis of Presentation and Significant Accounting Policies
g. Stock Based Compensation, page F-8

61. Please provide the disclosures required by paragraph 45c of SFAS 123, *Accounting for Stock-Based Compensation.*

4. Lease Obligations, page F-9

62. It appears that your minimum lease payments escalate throughout the term of your lease. As such, please disclose the amount of your deferred rent liability as of December 31, 2005.

5. Accrued Expenses, page F-10

63. Please describe to us the transactions that required the recognition of the common stock payable as of December 31, 2005 and 2004 and why this accounting treatment and presentation is deemed appropriate. Please cite the appropriate accounting literature management relied upon. Please specifically tell us whether this transaction has resulted in any change to the amount of common stock outstanding as of December 31, 2005 and 2004 and/or the calculation of net loss per share.

9. Stock Options Granted, page F-11

64. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2005 through the date of your response. Please provide the following information separately for each equity issuance:

   a. The date of the transaction;
   b. The number of shares/options issued/granted;
   c. The exercise price or per share amount paid;
   d. Management's fair market value per share estimate and how the estimate was made;

   e. An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one for one conversion ratio;

   f. The identity of the recipient, indicating if the recipient was a related party;

   g. Nature and terms of concurrent transactions; and,

   h. The amount of any compensation or interest expense element.

Progressively bridge management's fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

<u>Interim Financial Statements</u>
<u>Notes to Financial Statements, page F-18</u>

65. Please provide the disclosures required by paragraphs 64, 84, and A240 of SFAS 123(R), Share-Based Payment.

* * *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 551-3665 or Kevin Woody, Accounting Branch Chief at (202) 551-3629if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Philip B. Schwartz, Esq.
        Akerman Senterfitt
        One Southeast Third Avenue
        Miami, Florida 33131